UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

BRIGHTLANE CORP.
(Name of Issuer)

COMMON
(Title of Class of Securities)

109227 10 8
(CUSIP Number)

Jeanne M. Reaves Revocable Trust

321 Cove View Court, Columbia, SC  29212

Contact: Jeanne M. Reaves, Trustee

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	109227 10 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeanne M. Reaves Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
SOUTH CAROLINA
	7	SOLE VOTING POWER
1,050,017
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,050,017
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%
14	TYPE OF REPORTING PERSON (See Instructions)
OO - Trust

Item 1.

Security and Issuer.

This reports relates to the common stock, par value $0.001 of Brightlane Corp., a Nevada corporation.  The address of the principal place of business is 3270 Sul Ross, Houston, TX, 77098.

Item 2.

Identity and Background

(a)

Jeanne M. Reaves Revocable Trust

(b)

321 Cove View Court, Columbia, South Carolina, 29212

(c)

N/A

(d)

During the past 5 years, no person affiliated with the Jeanne M. Reaves Revocable Trust has been convicted of any crime.

(e)

During the past 5 years no person affiliated with the Jeanne M. Reaves Revocable Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

 South Carolina

Item 3.

Source and Amount of Funds or Other Considerations

The Reporting Person received beneficial ownership of 1,050,017 common shares in exchange for 49,213 Brightlane Homes, Inc. common shares pursuant to a share exchange agreement entered into on December 11, 2015.  This transaction was completed on December 21, 2015.

Item 4.

Purpose of Transaction

The Reporting Person received beneficial ownership of 1,050,017 common shares pursuant to a share exchange agreement.

Item 5.

Interest in Securities of the Issuer

(a)

Jeanne M. Reaves Revocable Trust owns 1,050,017 shares of the common stock of Brightlane Corp.

(b)

This represents 5.5 percent of the outstanding shares of Brightlane Corp.

(c)

The Reporting Person received beneficial ownership of 1,050,017 common shares in exchange for 49,213 Brightlane Homes, Inc. common shares pursuant to a share exchange agreement entered into on December 11, 2015.  This transaction was completed on December 21, 2015.

(d)

 Not applicable

(e)

 Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/4/2016
Dated
/s/ Jeanne M Reaves

Jeanne M Reaves, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).